Exhibit 3.123

CERTIFICATE OF MERGER

OF

SERVICES ACQUISITION CORP.

WITH AND INTO

VERICENTER, INC.

IT IS HEREBY CERTIFIED THAT:

1. Services Acquisition Corp. (hereinafter referred to as “Services”) is a business corporation organized under the laws of the State of Delaware. VeriCenter, Inc. (hereinafter referred to as “Surviving Corporation”) is a business corporation organized under the laws of the State of Delaware.

2. An Agreement and Plan of Merger has been approved, adopted, certified, executed and acknowledged by Services and Surviving Corporation in accordance with Section 251 of the Delaware General Corporation Law.

3. Services hereby merges with and into Surviving Corporation and upon such merger the name of Surviving Corporation shall be amended to be SunGard VeriCenter, Inc.

4. The Certificate of Incorporation of Surviving Corporation as amended and restated in Exhibit A attached hereto, shall be its Certificate of Incorporation.

5. The executed Agreement and Plan of Merger is on file at the principal place of business of Surviving Corporation whose address is 680 E. Swedesford Road, Wayne, Pennsylvania 19087.

6. A copy of the Agreement and Plan of Merger will be furnished by Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

7. The merger shall be deemed to be effective as of 11:59 p.m. on the date hereof.

IN WITNESS WHEREOF, said Surviving Corporation has caused this Certificate to be signed by an authorized officer on the 20th day of August, 2007.

VERICENTER, INC.

By:	/s/ Gray Hall
Name:	Gray Hall
Title:	President and Chief Executive Officer

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SUNGARD VERICENTER, INC.

* * * * *

1. The name of the corporation is: SunGard VeriCenter, Inc.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) shares of common stock, with a par value of One Dollar $1.00 per share, amounting in the aggregate to One Thousand Dollars ($1,000.00).

5. The corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the by-laws of the corporation and to authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

7. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

8. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

9. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or as may hereafter be amended, a director who was a director of the corporation at any time prior to the closing of the merger with Services Acquisition Corp. pursuant to that certain Agreement and Plan of Merger, dated as of July 5, 2007, by and among the corporation, Gray Hall, as Stockholders’ Representative, SunGard Availability Services LP, a

Pennsylvania limited partnership, and Services Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SunGard Availability Services LP, shall not be personally liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director.

The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation at any time prior to the closing of the merger with Services Acquisition Corp. pursuant to that certain Agreement and Plan of Merger, dated as of July 5, 2007, by and among the corporation, Gray Hall, as Stockholders’ Representative, SunGard Availability Services LP, a Pennsylvania limited partnership, and Services Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SunGard Availability Services LP, or any predecessor of the corporation or serves or served at any other enterprise as a director, officer or employee at the request of the corporation or any predecessor to the corporation.

Neither any amendment nor repeal of this Article 9, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article 9, shall eliminate or reduce the effect of this Article 9, in respect of any matter occurring, or any cause of action, suit, claim or proceeding that, but for this Article 9, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.